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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        INFORMATION REQUIRED PURSUANT TO
              RULE 14F-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 AUGUST 13, 2003
                                ----------------
                                (DATE OF REPORT)


                           CENTRE CAPITAL CORPORATION
             ------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



          NEVADA                    000-25845                    87-0385103
          ------                    ---------                    ----------
(STATE OR OTHER JURISDICTION       (COMMISSION                 (IRS EMPLOYER
     OF INCORPORATION)             FILE NUMBER)              IDENTIFICATION NO.)


           4970 WEST 2100 SOUTH, SUITE 200, SALT LAKE CITY, UT, 84120
           ----------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


                                 (801) 886-2625
                                 --------------
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)




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     This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share (the "Centre Common Stock"), of Centre Capital Corporation, a Nevada corporation ("Centre"), as of August 13, 2003, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF CENTRE'S STOCKHOLDERS.

BACKGROUND

     Centre has recently entered into an agreement relating to a transaction which will ultimately result in the replacement of the majority of the Board of Directors of Centre. The following is a brief summary of this transaction.

     Effective as of June 30, 2003, Centre entered into a Share Exchange and Reorganization Agreement (the "Agreement") with Guangzhou Genghai Technology Development Co. Ltd., a People's Republic of China corporation ("Genghai"), and the stockholders thereof (the "Genghai Stockholders"), which sets forth the terms and conditions of the business combination (the "Transaction") of Centre and Genghai through the exchange by the Genghai Stockholders of their interest therein for shares of Centre Common Stock, as a result of which Genghai shall become a wholly-owned subsidiary of Centre. The closing (the "Closing") of the Transaction was anticipated to take place by July 15, 2003, following the satisfaction or waiver of each of the closing conditions set forth in the Exchange Agreement and the subsequent filing of disclosure materials with the United States Securities and Exchange Commission (the "SEC"). The parties to the Agreement entered into an Amendment No. 1, dated as of July 15, 2003 to the Agreement (the "Amendment') extending the Closing to September 15, 2003. The Agreement, as amended by the Amendment is hereafter referred to as the "Exchange Agreement". The parties also entered into a letter agreement, dated August 12, 2003, whereby the parties agreed that it shall be an additional closing condition that Centre receive from the SEC written assurance, in form and substance reasonably satisfactory to Genghai, that the procedure recommended by Genghai to cause Centre to comply with the Securities Exchange Act of 1934, as amended, will not in any material way limit the ability of Centre following the consummation of the transaction contemplated by the Exchange Agreement to offer securities in offerings registered under the Securities Act of 1933, as amended, whether on Form SB-1, SB-2, S-8 or otherwise.

     Pursuant to the Exchange Agreement, the holders of interests in Genghai shall receive an aggregate of 30,480,000 shares of Centre Common Stock and the financial advisors to Genghai, shall receive an aggregate of 2,289,475 shares of Centre Common Stock. Giving effect to such issuances and other required issuances to consultants at the Closing, the holders of interests in Genghai shall hold in aggregate 66.5% of the outstanding Centre Common Stock immediately following such issuances.

     It is currently anticipated, and the Exchange Agreement provides, that the sole director of Centre through the Closing, Brice Scheschuk, shall resign, effective at the Closing at which time Zhijian Lu, Wu Ge, Yuanping Ji and Hongzhong Hu, the directors designated by Genghai will each be appointed to and will comprise the entire Board of Directors of Centre (collectively, the "Designated Directors"). Immediately following such event, it is anticipated, and the Exchange Agreement provides, that all officers of Centre shall resign and be replaced by the individuals designated by the Designated Directors.

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VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     On the date hereof, there were 7,625,722 shares of Centre Common Stock issued and outstanding. As of the date hereof, (i) no shares of Centre Common Stock were reserved for issuance pursuant to option grants and (ii) no shares of Centre Common Stock were reserved for issuance pursuant to other securities exercisable for, or convertible into or exchangeable for, shares of Centre Common Stock. Each holder of Centre Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held by him. The Centre Common Stock is the only capital stock of Centre outstanding.

     The following table sets forth certain information with respect to persons known by the management of Centre to own beneficially more than five (5%) percent of the Centre Common Stock as of the date hereof (based on 7,625,722 shares of Centre Common Stock outstanding). As of the Closing Mr. Scheschuk, the only director of Centre will own shares of Centre Common Stock.

NAME AND ADDRESS OF              SHARES OF COMMON STOCK     PERCENTAGE OF CLASS
BENEFICIAL OWNER                   BENEFICIALLY OWNED      BENEFICIALLY OWNED(1)
--------------------------------------------------------------------------------
Brice Scheschuk                      3,323,500(1)                 43.6%
285 Silver Birch Ave.
Toronto, Ontario, Canada
M4E 3L6

Home Marketing Enterprises LLC       1,647,000                    21.6%
3156 Old Mill Circle
Salt Lake City, UT 84121

David Roff                           1,647,000                    21.6%
31 Walme Rd., Suite 6
Toronto, Ontario, Canada
M5R 2W7
------------------------------------
(1) Includes 823,400 shares of Centre Common Stock beneficially owned by Robyn Trott , the spouse of Mr. Scheschuk.

     It is anticipated that on September 15, 2003, giving effect to the Closing, there will be 45,800,000 shares of Centre Common Stock issued and outstanding. Upon the Closing, (i) no shares of Centre Common Stock will be reserved for issuance pursuant to option grants and (ii) no shares of Centre Common Stock will be reserved for issuance pursuant to other securities exercisable for, or convertible into or exchangeable for, shares of Centre Common Stock.

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     The following table sets forth the number of shares of Centre Common Stock owned by persons known by the management of Centre to own beneficially more than five (5%) percent of the Centre Common Stock as of the Closing as well as the officers and directors of Centre after the Closing (based on 45,800,000 shares of Centre Common Stock outstanding):

NAME AND ADDRESS OF           SHARES OF COMMON STOCK       PERCENTAGE OF CLASS
BENEFICIAL OWNER                BENEFICIALLY OWNED         BENEFICIALLY OWNED(1)
--------------------------------------------------------------------------------
Brice Scheschuk*                       3,323,500(2)               7.3%
285 Silver Birch Avenue
Toronto, Ontario M4E 3L6


Zhijian Lu**                          14,249,400                 31.1%
Aowo Loding House
Shennanzhonglu, Shenzhen
Guangdong, PRC

Wu Ge**                               13,350,240                 29.1%
No. 41-302, Shengpingjie,
Shijingxu, Guangzhou
Guangdong, PRC

Luofeng Weng                           1,097,280                  2.4%
No. 302 Dongqu Building
Nanzheng, Shanxi, PRC

Xiujian Huang                          1,783,080                  3.9%
No. 15 Ground Floor, Hongenli
Liwan, Guangzhou
Guangdong, PRC

Yuanping Ji**                                  0                    0%
Sheng Nan Road (m)
Shengzheng City
Guangdong, PRC

Hongzhong Hu**                                 0                    0%
No. 178 Bao Fu Road
Bao Ji, Shan Xi, PRC

Orient Financial Services Ltd.         2,289,475                  4.9%
19-21 Hennessey Rd.
Wanchai, Hong Kong

All Current Executive Officers         3,323,500(2)               7.3%
and Directors as a group (1 person)

All Designated Directors as a Group   27,599,640                 60.2%
As a group (4 persons)

------------------------------

*    Indicates current Director.

**   Indicates Designated Director.

(1) Calculated based upon 45,800,000 shares of common stock outstanding following the Closing of the Transaction.

(2) Includes 823,500 shares of common stock held by Robyn Trott, the wife of Mr. Scheschuk. Of such shares, 2,500,000 shares have been pledged as collateral for a secured loan by Cartier Fleming International Limited and Li Wing Kei to Mr. Scheschuk.

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CHANGE IN CONTROL

     Pursuant to the terms and conditions of the Exchange Agreement, upon the Closing, the stockholders of Genghai will exchange their interest therein for shares of Centre Common Stock, as a result of which Genghai will become a wholly-owned subsidiary of Centre. Pursuant to the Exchange Agreement, Centre will issue 30,480,000 shares of Centre Common Stock to the stockholders of, and advisors to, Genghai, which represents approximately 66.5% of the issued and outstanding shares of Centre Common Stock immediately after the Closing.

     Due to the issuance of the shares of Centre Common Stock and the change in the officers or directors of Centre, which will occur at the Closing, a change in control of Centre will occur.

DIRECTORS AND EXECUTIVE OFFICERS AND NOMINEES FOR DIRECTORS

Prior to the Closing

         The following table sets forth as of certain information with respect to the sole director and executive officers of Centre as of the date hereof.

Name                    Age              Position
----                    ---              --------
Brice Scheschuk         32               President, Secretary, Vice President,
                                         Treasurer and Director

     The following is a brief description of the business background of the sole executive officer and director of Centre as of the date hereof:

     BRICE SCHESCHUK, President, Secretary, Treasurer and Director of the Registrant since February 2002. Mr. Brice Scheschuk is 32 years of age. Since April 2001, Mr. Scheschuk has been the Corporate Controller of Leitch Technology Corp. a provider of hardware and software for broadcasters. From August 1998 until March 2001, Mr. Scheschuk was the Vice President of Finance and the Secretary of Level Jump Financial Group, Inc. (and predecessor companies), a company that was engaged in investor relations and was the owner of a broker-dealer. Mr. Scheschuk is also a director in the following private Ontario companies: Brave Consulting Corporation, Web Host Industry Review, Inc., Sydney Rouze Corp., Domain Name Essentials, Inc. and 13th Domain, Inc. Mr. Scheschuk received a bachelors degree from Dalhousie University in Halifax, Nova Scotia, Canada. He is a Canadian Chartered Accountant.

Executive Officers and Director Nominees Commencing at the Closing

     Set forth below is certain information with respect to the individuals to be named director of Centre at the Closing and officers of Centre as of the Closing.

Name                    Age              Position
----                    ---              --------
Zhijian Lu              48               Chairman of the Board and Chief
                                         Executive Officer
Wu Ge                   42               Director; Chief Financial Officer
Yuanping Ji             44               Director
Hongzhong Hu            30               Director

     ZHIJIAN LU, Chairman of the Board and Chief Executive Officer. Mr. Lu has been the general manager and director of Genghai since September 2000. From 1994 to 1999, he was the manager of Shengzheng AoWo Technology Department Researching Institute. Mr. Lu received a Bachelor of Science degree from the Nanjing Insitute of Technology, PRC in 1978. He is a senior engineer and had worked for enterprises and economic department of government in both technology development and management field for many years before he entered into the realm of medical appliances in 1994. He was responsible to lead the research of the first brain X-knife of China in 1995 and the research of the first body X-knife of China in 1997.

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     WU GE, Director and Chief Financial Officer. Since September 2000, Ms. Ge
has been the deputy general manger of Genghai. From 1996 to 1999 Ms. Ge was the office head of the China Agriculture Bank, XinShi Office. She graduated from the Beijing Correspondence Institute of Financial and Trade, PRC in 1988.

     YUANPING JI, Director. Since March 2001, Mr. Ji has been the marketing supervisor of Genghai. From 1993 to 2001 he was the deputy marketing manager of Shengzheng AoWo Technology Development Researching Institute.

     HONGZHONG HU, Director. Since 2000, Mr. Hu has been a self- employed financial consultant. From 1998 to 1999, he was a financial consultant for Harvest Corporate Finance Limited. Mr. Hu received a bachelor degree from ShanXi University of Finance & Economics in 1996.

     Currently, the Board of Directors has no separate audit, nominating or compensation committees and acts as such as an entire board. Promptly following the Closing, Centre intends to from an audit committee and a compensation committee.

     Board Meetings. There was no regularly scheduled meeting of the Board of Directors held during the year ended 2002 and for the first six months ended 2003.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

     As of the date hereof, Centre was not a party to any employment contracts, or termination of employment or change-in-control arrangements.

     No executive officer of Centre as of the Closing will be a party to an employment agreement with Centre. No employee had compensation of more than $60,000 during the last fiscal year. No bonuses, other annual, compensation, stock appreciation rights, long-term compensation awards, long-term incentive plan payouts or other compensation (as defined in the proxy regulations of the Securities and Exchange Commission) were awarded to, earned by, or paid to the chief executive officer during the period from February 2002 to date.

     Centre does not currently pay directors any compensation as a director.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Neither Centre's board of directors nor members of its management or Genghai's board of directors or management following the Closing will receive any benefits arising from their ownership of Centre Common Stock as a result of the exchange that was not equally extended to all of the stockholders of Centre and Genghai, and the Genghai stockholders had no ownership interest in Centre prior to the Closing.

COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934

     Pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, Centre's directors and executive officers and beneficial owners of more than 10% of the Centre Common Stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the Centre Common Stock. Based solely on a review of such reports provided to Centre and written representations from such persons regarding the necessity to file reports or report transactions in a timely manner during Centre's fiscal year ended 2002 and for the first six months ended June 30, 2003, none of Centre's officers, directors and 10% shareholders have complied with all Section 16(a) filing requirements applicable to such individuals.


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LEGAL PROCEEDINGS

         No current officer, director, affiliate or person known to Centre to be the record or beneficial owners of in excess of 5% of the Centre Common Stock, or any person known to be an associate of any of the foregoing is a party adverse to Centre or has a material interest in any material pending legal proceeding.